Exhibit 99.3

FOURTH QUARTER 2021

EARNINGS RELEASE

For Immediate Release: December 1, 2021

Attention: Business Editors

VERSABANK REPORTS CONTINUED STRONG FINANCIAL RESULTS FOR THE FOURTH QUARTER AND YEAR END 2021, HIGHLIGHTED BY RECORD NET INCOME FOR EACH PERIOD AND A RECORD LOAN PORTFOLIO

Core Digital Banking Operations Deliver Strong Year-over-Year and Sequential Growth and Continued Decrease in Cost of Funds

VersaBank’s 2021 annual audited Consolidated Financial Statements and Management’s Discussion and Analysis (“MD&A”) will be available today online at www.versabank.com/investor-relations and at www.sedar.com. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations. All interim financial information within this earnings release is unaudited and based on interim Consolidated Financial Statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. All annual financial information herein was derived from VersaBank’s 2021 annual audited Consolidated Financial Statements.

LONDON, ONTARIO/CNW – VersaBank (“VersaBank” or the “Bank”) (TSX: VB; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity today reported its results for the fourth quarter and year ended October 31, 2021. All figures are in Canadian dollars unless otherwise stated.

Financial Summary:

(unaudited)	As at or for the three months ended					As at or for the year ended
	October 31	July 31		October 31		October 31	October 31
(thousands of Canadian dollars except per share amounts)	2021	2021	Change	2020	Change	2021	2020	Change
Financial results
Total revenue	$18,236	$15,729	16%	$13,726	33%	$65,357	$54,185	21%
Cost of funds	1.31%	1.41%	(7%)	1.51%	(13%)	1.35%	1.71%	(21%)
Net interest margin	2.73%	2.61%	5%	2.82%	(3%)	2.76%	2.90%	(5%)
Core cash earnings(1)(2)	8,138	7,433	9%	6,545	24%	30,789	26,752	15%
Net income	5,910	5,436	9%	4,746	25%	22,380	19,405	15%
Balance sheet and capital ratios
Total assets	$2,415,086	$2,285,771	6%	$1,943,885	24%	$2,415,086	$1,943,885	24%
Book value per common share(1)	11.61	11.29	3%	10.70	9%	11.61	10.70	9%
Common Equity Tier 1 (CET1) capital ratio	15.18%	11.94%	27%	13.88%	9%	15.18%	13.88%	9%
Total capital ratio	20.80%	17.93%	16%	16.16%	29%	20.80%	16.16%	29%
Leverage ratio	12.60%	9.99%	26%	12.19%	3%	12.60%	12.19%	3%

(1) See definition under ‘Non-GAAP and Other Financial Measures’ in the Annual 2021 Management’s Discussion and Analysis.
(2) Core Cash Earnings is calculated as pre-tax earnings less non-core operating income and expenses.

Highlights for the Fourth Quarter of 2021

•	Continuing positive year-over-year and sequential trends across substantially all key financial metrics:

•	Total loans increased 27% year-over-year and increased 8% sequentially to a record $2.1 billion, driven by strong growth in the Bank’s Point-of-Sale (“POS”) Loan and Lease Receivable and Commercial Real Estate (“CRE”) portfolios;

•	Total revenue increased 33% year-over-year and increased 16% sequentially to a record $18.2 million;

•	Net income increased 25% year-over-year and increased 9% sequentially to a record $5.9 million;

•	Cost of funds decreased 20 bps, or 13%, year-over-year and decreased 10 bps, or 7%, sequentially to 1.31%;

•	Net interest margin (“NIM”) decreased 9 bps, or 3%, year-over-year and increased 12 bps, or 5%, sequentially, to 2.73%;

•	Recorded a recovery of credit losses in the amount of $279,000 compared to a recovery of credit losses in the amount of $582,000 for the fourth quarter of 2020 and a provision for credit losses (“PCL”) of $96,000 for the third quarter of 2021. PCLs as a percentage of average loans was (0.05)%, compared with a 12-quarter average of (0.01)%, which remains amongst the lowest of the publicly traded Canadian Schedule I Banks;

•	Initiated closed ecosystem testing on the Bank’s revolutionary Digital Deposit Receipts (DDRs) and subsequent to quarter end expanded the scope and functionality of the testing, adding US dollar-denominated DDRs (“VUSD”) (in addition to Canadian dollar-denominated DDRs (“VCAD”) as previously announced), the Algorand and Ethereum blockchains (in addition to the Stellar blockchain as previously announced), as well as testing with a Receipt Distributor;

•	Continued progress on the execution of wholly owned subsidiary DRT Cyber’s growth strategy, including entering into reciprocal reseller agreements with UK-based Syrenis, under which DRT Cyber will sell Syrenis’ subscription-based, flagship product, Cassie, a world leading Consent and Preference Management solution for organizations globally. In addition, DRT Cyber will add Cassie to its suite of innovative solutions for data protection, cyber security and compliance and Syrenis will act as a reseller of DRT Cyber’s anti-spam legislation solution, RAVEN, which integrates seamlessly with Syrenis’ Cassie;

•	Completed a treasury offering of 6,325,000 common shares at a price of US$10.00 per share, or C$12.78 per share on a weighted average basis, which included exercise of the full over-allotment option, for total net cash proceeds of C$73.2 million; and,

•	Listed on Nasdaq under the symbol VBNK.

Highlights for the Full Year 2021

•	Positive year-over-year and trends across substantially all key financial metrics:

•	Total loans increased 27% to a record $2.1 billion, driven by strong growth in both the POS and CRE portfolios;

•	Total revenue increased 21% to $65.4 million, which was composed of net interest income of $60.2 million, up 11%, and non-interest income (derived primarily from wholly owned subsidiary DRT Cyber) of $5.2 million;

•	Net income increased 15% to a record $22.4 million, or $0.96 per share;

•	Cost of funds decreased 36 bps, or 21%, to 1.35%;

•	NIM decreased 14 bps to 2.76%;

•	Recorded a recovery of credit losses in the amount of $438,000;

•	Total Regulatory Capital increased 64% to $418.7 million as a function primarily of the Common Share Offering and the issuance of NVCC compliant fixed to floating rate subordinated notes in the principal amount of US$75.0 million, equivalent to C$92.1 million on April 30, 2021, (“the Notes”), and retained earnings growth, offset partially by the redemption of the Bank’s outstanding, Non-cumulative Series 3 Preferred Shares.

Management Commentary

“VersaBank’s fourth quarter and 2021 fiscal year each saw record financial performance as our core Digital Banking operations continued to deliver strong sequential and year-over-year growth,” said David Taylor, President and Chief Executive Officer, VersaBank. “Our steady deployment of capital to the significant loan growth opportunities across our business drove our loan portfolio to a record $2.1 billion at year end, with strong growth continuing in the new fiscal year. Record earnings of $22.4 million, or $0.96 per share, for 2021 contributed to a compounded annual growth rate in net income of 22% over the past seven years.”

“Importantly, our low cost of funds, a core tenet of our risk-mitigation model, fell to 1.31% in the fourth quarter as our Insolvency Professional deposits continued to expand. Building on this solid foundation, our revolutionary Digital Deposit Receipt offering, which we expect to launch in early 2022, is expected to provide an additional new opportunity for step-function growth in our low-cost deposits.”

“As proud as we are of our strong financial performance, 2021 was also a year in which we took a number of important steps that we believe will not only continue our growth trajectory but accelerate it. Our successful US-dollar Note and Common Share offerings, made predominantly to US investors, provide significant additional capital as we continue to pursue the significant growth opportunities before us as a branchless, business-to-business bank that uses our own, internally developed technology to provide unique, high value add solutions that address unmet needs in deposit taking and lending. In particular, we look forward to the continued expansion of our Point-of-Sale business in Canada, as well as the launch of this unique solution, based on our proprietary software, in the US, where we believe we can replicate the tremendous success in Canada by providing US consumer-facing lenders with an innovative and attractive alternative to their current financing options.”

Q4 2021 Financial Discussion

Net income – Net income for the fourth quarter of 2021 was $5.9 million, or $0.24 per common share (basic and diluted), compared to $5.4 million, or $0.25 per common share (basic and diluted), for the third quarter of 2021 and $4.7 million, or $0.20 per common share (basic and diluted), for the same period a year ago. The sequential trend was a function primarily of higher revenues and a recovery of credit losses offset partially by higher non-interest expenses. The year-over-year trend was a function primarily of higher revenues, which reflects the incremental non-interest income contribution of DBG, offset partially by lower recovery of credit losses and higher non-interest expenses.

Net interest margin – Net interest margin (or spread) for the quarter was 2.73% compared to 2.61% for the third quarter of 2021 and 2.82% for the same period a year ago. The sequential trend was a function primarily of higher fees and lower cost of funds. The year-over-year trend was a function primarily of lower yields earned on lending assets and elevated cash balances offset partially by lower cost of funds.

Net interest income – Net interest income for the quarter was $16.1 million compared to $14.5 million for the third quarter of 2021 and $13.7 million for the same period a year ago. The sequential and year-over-year trends were a function primarily of higher interest income attributable to strong lending asset growth and lower cost of funds.

Non-interest expenses – Non-interest expenses of the Bank for the quarter were $10.4 million compared to $8.2 million for the third quarter of 2021 and $7.8 million for the same period a year ago. The sequential and year-over-year trends were a function of higher administrative costs attributable primarily to the Bank’s Common Share Offering and listing on the Nasdaq in September 2021. The year-over-year trend also reflects higher salary and benefits expense attributable to an increase in staff complement and a general increase in staff related costs as well as the consolidated results of DBG.

Provision for/Recovery of Credit Losses - The Bank recorded a recovery of credit losses for the quarter in the amount of $279,000 compared to a provision for credit losses in the amount of $96,000 for the third quarter of 2021 and a recovery of credit losses in the amount of $582,000 for the same period a year ago. The sequential trend was a function primarily of changes in the asset mix comprising the Bank’s CRE portfolio and changes in the macroeconomic forecast data used as forward-looking information in the Bank’s credit risk models offset partially by higher lending balances. The year-over-year trend was a function primarily of higher lending asset balances offset partially by changes in the asset mix comprising the Bank’s CRE portfolio and changes in the macroeconomic forecast data used as forward-looking information in the Bank’s credit risk models.

Capital – At October 31, 2021, VersaBank’s Total regulatory capital was $418.7 million compared to $340.3 for the third quarter of 2021 and $255.5 million at October 31, 2020. The sequential trend was a function primarily of the Common Share Offering in the current quarter and retained earnings growth. The year-over-year trend was a function primarily of the Common Share Offering in the current quarter, the issuance of the Notes on April 30, 2021 and retained earnings growth, offset partially by the redemption of the Bank’s outstanding Non-cumulative Series 3 Preferred Shares on April 30, 2021 and the regulatory adjustment attributable to the goodwill and intangible assets acquired from DBG on November 30, 2021. At October 31, 2021, VersaBank’s Total capital ratio was 20.80%, compared 17.93% last quarter and 16.16% a year ago. The sequential trend was a function of the Common Share Offering in the current quarter for total net proceeds, adjusted for tax effected issue costs, of C $75.1 million, retained earnings growth and tax provision recoveries related to the Bank’s deferred tax asset, and changes to the Bank’s risk-weighted asset balances and composition in the respective periods. The year-over-year trend was a function of the redemption of the Bank’s outstanding, non-cumulative Series 3 preferred shares on April 30, 2021, the issuance of the Notes on April 30, 2021, the Common Share Offering in the current quarter, retained earnings growth, tax provision recoveries related to the Bank’s deferred tax asset, the addition of goodwill and intangible assets acquired via the purchase of DBG on November 30, 2021, and changes to the Bank’s risk-weighted asset balances and composition.

Credit Quality -- Gross impaired loans at October 31, 2021, at the end of the third quarter of 2021, and at October 31, 2020 were $nil. The Bank’s allowance for expected credit losses, or ECL at October 31, 2021 was $1.5 million compared to $1.7 million last quarter and $1.8 million a year ago. The sequential and year-over-year ECL trends were a function primarily of the factors set out in the Provision for/Recovery of Credit Losses section above. VersaBank’s Provision for Credit Losses (“PCL”) ratio continues to be one of the lowest in the industry, reflecting the very low risk profile of the Bank’s lending portfolio, enabling it to generate superior net interest margins by offering high-value deposit and lending solutions that address unmet needs in the banking industry through a highly efficient partner model.

Q4 2021 Business Performance

Lending Operations

Commercial Lending – Commercial loans are originated through a well-established network of mortgage brokers and syndication partners, as well as through direct contact with VersaBank’s staff. Most of these loans are secured by real estate assets located in Ontario and certain other Canadian provinces. Over the course of the fourth quarter the Bank continued to enjoy strong deal flow in the commercial mortgage space, specifically related to multi-unit residential properties resulting in the Bank’s commercial lending portfolio growing 22% year-over-year to $816.7 million. The Bank anticipates that fiscal 2022 will bring continued growth in the commercial mortgage space, particularly with respect to financing for residential housing properties attributable to development in communities on the periphery of the Greater Toronto Area as a result of consumers continuing to seek more affordable housing outside of the city centres and the government seeking to revitalize immigration programs as a result of improving epidemiological trends and the relaxation of restrictions imposed to mitigate the impact of COVID-19 on communities and the Canadian economy. Management remains of the view that the multi-unit residential rental sector remains one of the most stable and low-risk sectors in the real estate market.

Point-of-Sale Loan Finance Lending (Previously Referred to as e-Commerce) – Leveraging its proprietary technology, VersaBank electronically purchases small loan and lease receivables from its network of origination partners who make point of sale loans and leases, primarily for big ticket consumer purchases, throughout Canada. For the fourth quarter of 2021, the Bank’s POS loan and lease financing portfolio was up 30% year-over-year to $1.3 billion as a function of higher purchased receivable volumes derived primarily from home improvement and home financing loans. Despite the fact that consumption was somewhat more muted during the latter half of the previous fiscal period than originally anticipated, consumer spending is still expected to be strong in the coming fiscal year as COVID-19 restrictions are expected to be mitigated, and in many cases may be removed altogether resulting in consumers potentially having more opportunities to deploy their excess savings into durable goods. Management anticipates that these circumstances will precipitate continued, strong spending on home improvements, as well as home purchases. This, along with the anticipated addition of new origination partners and the Bank’s entrance into the US market represent key drivers of POS balance sheet growth over the course of fiscal 2022.

Deposit Funding

VersaBank continues to increase its proportion of lower-cost commercial deposits by growing its well diversified Trustee in Bankruptcy, (“TIB”) program deposit base which continues to operate with an interest rate of 0%. This low-cost diversified deposit channel provides VersaBank with a significant cost of funds advantage, enabling it to generate superior net interest margins while maintaining its conservative risk profile. VersaBank’s cost of funds for the fourth quarter of 2021 was 1.31%, down 20 bps year-over-year. Management anticipates that commercial deposit volumes raised through the TIB program will continue to grow over the course of fiscal 2022 as a function of a potential increase in the volume of consumer bankruptcy and proposal restructuring proceedings over the fiscal period attributable primarily to the impact of a number of federal government support programs coming to an end and potentially higher interest rates as a result of the Bank of Canada tightening monetary policy over the course of the year. Further, the Bank continues to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates.

Commercial deposits at October 31, 2021 were $606.1 million, up 19% year-over-year, attributable primarily to growth in The Bank’s TIB program Insolvency Professional deposits.

FINANCIAL HIGHLIGHTS

(unaudited)	for the three months ended		for the year ended
	October 31	October 31	October 31	October 31
($CDN thousands except per share amounts)	2021	2020	2021	2020
Results of operations
Interest income	$23,924	$21,068	$89,488	$86,094
Net interest income	16,146	13,708	60,157	54,125
Non-interest income	2,090	18	5,200	60
Total revenue	18,236	13,726	65,357	54,185
Provision for (recovery of) credit losses	(279)	(582)	(438)	(344)
Non-interest expenses	10,377	7,763	35,006	27,777
Core cash earnings*	8,138	6,545	30,789	26,752
Net income	5,910	4,746	22,380	19,405
Income per common share:			0
Basic	$0.24	$0.20	$0.96	$0.82
Diluted	$0.24	$0.20	$0.96	$0.82
Dividends paid on preferred shares	$247	$542	$1,578	$2,168
Dividends paid on common shares	$684	$528	$2,268	$2,112
Yield*	4.04%	4.33%	4.11%	4.62%
Cost of funds*	1.31%	1.51%	1.35%	1.71%
Net interest margin*	2.73%	2.82%	2.76%	2.90%
Return on common equity*	8.07%	7.46%	8.45%	7.89%
Book value per common share*	$11.61	$10.70	$11.61	$10.70
Efficiency ratio*	56.90%	56.56%	53.56%	51.26%
Full time employees	145	98	145	98
Return on total assets*	0.96%	0.86%	0.95%	0.92%
Gross impaired loans to total loans*	0.00%	0.00%	0.00%	0.00%
Provision for (recovery of) credit losses as a % of average loans*	(0.05%)	(0.14%)	(0.02%)	(0.02%)
	as at
Balance Sheet Summary
Cash	$271,523	$257,644	$271,523	$257,644
Loans, net of allowance for credit losses	2,103,050	1,654,910	2,103,050	1,654,910
Average loans*	2,027,602	1,601,336	1,878,980	1,624,599
Total assets	2,415,086	1,943,885	2,415,086	1,943,885
Deposits	1,853,204	1,567,570	1,853,204	1,567,570
Subordinated notes payable	95,272	4,889	95,272	4,889
Shareholders' equity	332,106	255,288	332,106	255,288
Capital ratios**
Risk-weighted assets	$2,013,544	$1,580,939	$2,013,544	$1,580,939
Common Equity Tier 1 capital	305,708	219,359	305,708	219,359
Total regulatory capital	418,718	255,471	418,718	255,471
Common Equity Tier 1 (CET1) capital ratio	15.18%	13.88%	15.18%	13.88%
Tier 1 capital ratio	15.86%	15.73%	15.86%	15.73%
Total capital ratio	20.80%	16.16%	20.80%	16.16%
Leverage ratio	12.60%	12.19%	12.60%	12.19%

* See definition under 'Non-GAAP and Other Financial Measures' in the Annual 2021 Management's Discussion and Analysis.
** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

COVID-19 UPDATE

The impact of COVID-19 on communities, businesses and the Canadian economy has abated over the last half of the calendar year with the rapid distribution and adoption of the vaccines allowing for a progressive reopening of the Canadian economy as well as stimulating improved consumer and business confidence. As a digital bank with a low-risk business-to-business, partner-based model, VersaBank has remained relatively insulated from many of the negative influences of COVID-19. Our staff continues to work remotely, leveraging our fully functional Work-From-Home solution which was a natural and seamless evolution of the Bank’s branchless, technology-driven model. Notwithstanding the above, management has developed a return-to-work strategy, which is scheduled to be initiated in the first quarter of fiscal 2022.

We continue to have no loans on our balance sheet that are subject to payment deferrals, no impaired loans and no loans in arrears, however, at the same time, we continue to operate at a heightened level of awareness to ensure that our origination and underwriting practices remain highly disciplined and focused.

The rate of vaccine distribution and the continued effectiveness of the vaccines at minimizing hospitalizations precipitated by the new variants will be, in our view, key drivers of the continued recovery of the Canadian economy in the short to medium term.

As we navigate past the business and operational challenges imposed by the continued impact of COVID-19, the Bank continues to focus on increasing earnings by concentrating on niche markets that support modestly better pricing for its products and by leveraging its diverse deposit gathering network that provides efficient access to a range of low-cost deposit sources in order to maintain a lower cost of funds.

ABOUT VERSABANK

VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (TSX) under the symbol VB and on Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VB.PR.A.

Forward-Looking Statements

The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of our control. Risks exist that predictions, forecasts, projections, and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as several important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada; changing global commodity prices; the effects of competition in the markets in which we operate; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the ability of the Bank to grow its business and execute its strategy in the US market; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of COVID-19 pandemic and our anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect our future results, please see our annual MD&A for the year ended October 31, 2021.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in this document and the related management’s discussion and analysis is presented to assist our shareholders in understanding our financial position and may not be appropriate for any other purposes. Except as required by securities law, we do not undertake to update any forward-looking statement that is contained in this document and related management’s discussion and analysis or made from time to time by the Bank or on its behalf.

VersaBank will be hosting a conference call and webcast today, Wednesday, December 1, 2021, at 9:00 a.m. (EDT) to discuss its fourth quarter results, featuring a presentation by David Taylor, President & CEO, and other VersaBank executives, followed by a question and answer period.

Dial-in Details:

Toll-free dial-in number:	1 (888) 664-6392 (Canada/US)
Local dial-in number:	(416) 764-8659
Participant passcode:	45311522

Please call between 8:45 a.m. and 8:55 a.m. (EDT).

Webcast Access: For those preferring to listen to the conference call via the Internet, a webcast of Mr. Taylor’s presentation will be available via the internet, accessible here https://bit.ly/3nvA1CE or from the Bank’s web site.

Instant Replay:

Toll-free dial-in number:	1 (888) 390-0541 (Canada/US)
Local dial-in number:	(416) 764-8677
Passcode:	311522#
Expiry Date:	January 1st, 2022, at 11:59 p.m. (EDT)

The archived webcast presentation will also be available via the Internet for 90 days following the live event at

https://bit.ly/3nvA1CE and on the Bank’s web site.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com